                                     Filed by Royal Bank of Canada Pursuant to
                                     Rule 425 under the Securities Act of 1933
                                     Subject Company: Centura Banks, Inc.
                                     Registration No. 333-56142






                            ROYAL BANK OF CANADA AND
                               CENTURA BANKS, INC.

                      PRESENTATION TO ROBINSON-HUMPHREY'S
                      30TH ANNUAL INSTITUTIONAL CONFERENCE

                                ATLANTA, GEORGIA
                                  APRIL 9, 2001


[LOGO ROYAL BANK OF CANADA]                                       [LOGO CENTURA]

                                                              CAUTION CONCERNING
                                                      FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning the financial conditions, results of operations and businesses of Royal Bank of Canada and Centura Banks, Inc. and, assuming consummation of the acquisition, a combined Royal Bank and Centura, as well as the expected timing and benefits of the acquisition. While these forward-looking statements represent our judgements and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed in Royal Bank's 2000 Annual Report, Centura's 2000 Annual Report and Royal Bank's and Centura's other past and future filing with the US Securities and Exchange Commission; the risk that the Royal Bank and Centura businesses will not be successfully integrated; the inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors, which include, but are not limited to, changes in North American and/or global economic conditions including fluctuations in currencies, interest rates, securities markets and inflation, regulatory developments, technological changes, and the effects of competition in the geographic and business areas where Royal Bank and Centura operate.

Royal Bank and Centura caution that the foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make decisions with respect to Royal Bank and Centura, investors and others should carefully consider the foregoing factors and other uncertainties and events.



[LOGO ROYAL BANK OF CANADA]           1                           [LOGO CENTURA]

                                                            ROYAL BANK + CENTURA


-       Acquisition announced January 26, 2001

-       Closing expected during Royal Bank's third quarter ending July 31, 2001

-       Regulatory and shareholder approvals required


[LOGO ROYAL BANK OF CANADA]           2                           [LOGO CENTURA]




Before I begin my remarks, I just wanted to bring to your attention that although we are jointly presenting here today, the acquisition of Centura, announced on January 26, 2001, has not yet closed.

The transaction is expected to close during Royal Bank's fiscal third quarter ending July 31, 2001. Regulatory and shareholder approvals are still required.

                                                          OVERVIEW OF ROYAL BANK
                                                           PREMIER CANADIAN BANK


- Canada's largest bank by assets (US$205 billion) and market capitalization (US$18 billion*) with leadership in most businesses

-       Canada's most profitable financial institution

-       Well diversified business & geographic mix

-       Successful cross-selling culture and acquisition track record

-       Strong management team

             (*) as at April 3, 2001 using Cdn. $1.00 = US$ 0.6331


[LOGO ROYAL BANK OF CANADA]           3                           [LOGO CENTURA]




Royal Bank is Canada's largest bank by assets and market capitalization and a leader in profitability, as measured by ROE.

We have a well-diversified business and geographic mix, which I will show you in a moment.

We're the leader in most products and businesses in which we operate.

And we have a successful cross-selling culture, which results in good revenue generation. This should help our family of businesses in the United States to grow further. We also have a successful acquisition track record.

Let me support these statements with some facts.

                                                          OVERVIEW OF ROYAL BANK

                 RY:  CANADA'S LARGEST AND MOST PROFITABLE FINANCIAL INSTITUTION

-       Largest personal & commercial (P&C) bank in Canada with:

        - Loans & acceptances of approx. US$80 billion / deposits of approx. US$70 billion

        - #1 market share in Canada for residential mortgages and business financing and deposits

        -       10 million individual and business customers

        - Client-centric approach and leading data mining & sales techniques

-       A "wealth management powerhouse" in Canada

- #1 rated investment bank in Canada (Reuters 2000 survey), consistently top-ranked equity & debt underwriter in Canada, and Canadian leader in M&A (#1 advisor in Canada and #15 globally in 2000)

-       Largest processing bank in Canada

-       Largest Canadian bank-owned insurer


[LOGO ROYAL BANK OF CANADA]           4                           [LOGO CENTURA]




As you can see from this slide:

     - we are the largest personal & commercial bank in Canada with retail/commercial loans & acceptances of approximately US$80 billion and deposits of approximately US$70 billion. We have leading market shares in home mortgages and business loans & deposits,

     - we've been described as a "wealth management powerhouse" in Canada, given our sizeable retail brokerage, global private banking, trust and mutual fund operations, and

     - we are the top rated investment bank in Canada

We are also the largest processing bank and the largest bank-owned insurer in Canada.

                                                          OVERVIEW OF ROYAL BANK
                                                   WELL DIVERSIFIED BUSINESS MIX


                       Net income contribution -Q1/01(1)


                                                      Percentage
                                                      ----------

              - Personal & Commercial Banking             50%

              - Corporate & Investment Banking            25%

              - Wealth Management                         17%

              - Insurance                                  7%

              - Transaction Processing                     6%


(1) excluding special items (transactions that are not part of normal day-to-day business operations or are unusual in nature). Other segment
        (5)%.

                                                US GAAP


[LOGO ROYAL BANK OF CANADA]           5                           [LOGO CENTURA]




Royal Bank's business mix is well diversified, resulting in more stable returns and less earnings volatility than is the case for some of our competitors.

30% of earnings are from businesses that have low lending activity - Wealth Management, Transaction Processing (which includes custody) and Insurance. Our lending operations (corporate banking, and consumer and commercial lending) account for about 30% of total earnings.

Our business platforms have lived together for nearly a decade and learnt to help each other succeed, resulting in a strong cross-selling culture.

                                                     ROYAL BANK'S KEY PRIORITIES

1.      Strong fundamentals

2.      Expansion outside Canada

3.      Growth of high-return or high-P/E businesses

4.      eBusiness leadership



[LOGO ROYAL BANK OF CANADA]           6                           [LOGO CENTURA]




It's with the intention of building upon our strengths and capitalizing on other opportunities that we've adopted four key priorities -- strong fundamentals, expansion outside Canada, growth of high-return or high-P/E businesses, and eBusiness leadership.

With regard to our first priority, strong fundamentals, we aim to be in the top quartile of North American banks in financial performance -- that is ROE, EPS growth, top-line growth, cost control, asset quality measures and capital management.

                                                                RY'S PRIORITY #1
                                                             STRONG FUNDAMENTALS

                Goal to be in top quartile of North American financial companies


                                    2001               FIRST QUARTER
                                 OBJECTIVES           2001 (ACTUAL)(1)

Earnings growth                     10-15%                  17%

ROE                                 18-20%                  18.3%

Revenue growth                     over 10%                 18%

Expense growth               Operating expense         Operating expense
                             growth < operating     growth 8.5% < operating
                               revenue growth         revenue growth 10.5%

Specific provision ratio         0.30-0.40%                  0.37%

Capital management             Maintain strong         7.6% common equity
                             capital ratios (2)      to risk adjusted assets
                                                    8.3% Tier 1 capital ratio
                                                    11.5% Total capital ratio

(1)  excluding special items (see chart 5)

(2) 3-5 year goals of 7% (common equity ratio), 8% (Tier 1) and 11-12% (Total), using guidelines issued by the Superintendent of Financial Institutions Canada and Canadian GAAP financial information


[ROYAL BANK OF CANADA LOGO}            7               US GAAP    [LOGO CENTURA]




Following a very strong financial performance in 2000, we have set targets for improvement in 2001, notably in the areas of earnings and revenue growth.

And our performance in the first quarter ended January 31, 2001 demonstrates that we comfortably met, and in many cases, exceeded the objectives set for this year.

                                                                RY'S PRIORITY #1
                                                             STRONG FUNDAMENTALS


                                                  Medium term (3 - 5 year) goals


         Earnings per share growth           15+%

         ROE                                 20+%

[ROYAL BANK OF CANADA LOGO}            8               US GAAP    [LOGO CENTURA]




Our longer-term target for earnings growth is 15+% and for ROE 20+%, which would position us favorably relative to top-performing U.S. banks.

                                                                RY'S PRIORITY #1
                                                             STRONG FUNDAMENTALS


                                                    Sustained ROE outperformance


Core ROE(1)


                         1996     1997     1998     1999     2000     Q1/01
                         ----     ----     ----     ----     ----     -----
- Royal Bank             17.6%    19.6%    18.5%    16.6%     19.8%    18.2%

- Peer Group (2)         15.9%    16.7%    13.7%    14.7%     16.0%    17.6%

- RY ROE RANKING VS.
  PEER GROUP(2)           #1       #1       #1       #1        #1       #2





(1) on accrual basis, excluding unusual items (such as restructuring charges, gains on dispositions and write-downs) for all the banks

(2)  other 5 largest Canadian banks


[ROYAL BANK OF CANADA LOGO}            9              Cdn GAAP    [LOGO CENTURA]




We've consistently recorded an ROE well above the average for our competitors.

                                                                RY'S PRIORITY #1
                                                             STRONG FUNDAMENTALS

                                                 EPS growth continued into Q1/01

                                   17% GROWTH

                                Q1/01 VS. Q1/00


Core EPS(1)
(in C$)

                 Q1/00     Q2/00     Q3/00     Q4/00     Q1/01
                 -----     -----     -----     -----     -----

                  $.78      $.87      $.87      $.88      $.91

(1)  excludes special items in Q1/01 (none in 2000) - see chart 5


[ROYAL BANK OF CANADA LOGO}            10               US GAAP   [LOGO CENTURA]




We experienced strong EPS growth in 2000 which continued into our first quarter of 2001, with EPS up 17% over a year ago. As well, we have grown our EPS at a compound annual growth rate of 17% since 1996.

                                                                RY'S PRIORITY #1
                                                             STRONG FUNDAMENTALS


                                                           Strong revenue growth


CORE REVENUE(1)
(in C$ millions)

                                   18% GROWTH
                                Q1/01 OVER Q1/00


                Q1/00     Q2/00     Q3/00     Q4/00     Q1/01
                -----     -----     -----     -----     -----

               $2,812    $3,063    $3,011    $3,101    $3,328

(1)  excludes special items in Q1/01 (none in 2000) - see chart 5


[ROYAL BANK OF CANADA LOGO}            11               US GAAP   [LOGO CENTURA]




Royal Bank's top-line growth has also been very strong, with our first quarter 2001 revenues up 18% over the same period last year.

                                                                RY'S PRIORITY #1
                                                             STRONG FUNDAMENTALS

                            Stable trend in impaired (nonaccrual) loans in Q1/01

                         GROSS IMPAIRED LOANS RATIO(1)

                       1998     1999     2000     Q1/01
                       ----     ----     ----     -----

                       1.1%     1.0%     0.9%      0.9%

(1) gross impaired loans as a percentage of gross loans and bankers' acceptances


[ROYAL BANK OF CANADA LOGO}            12             Cdn GAAP    [LOGO CENTURA]




Our asset quality is reflected on this slide, which indicates a favorable trend in the nonaccrual loans ratio up to our first quarter of 2001.

                                                                RY'S PRIORITY #1
                                                             STRONG FUNDAMENTALS

                              Specific provision ratio within objective in Q1/01

SPECIFIC PROVISION RATIO(1)
(C$ MILLIONS)                                                  2001 OBJECTIVE:
                                                                 0.30-0.40%


                                 Q1/00      Q2/00     Q3/00     Q4/00     Q1/01
                                 -----      -----     -----     -----     -----

- Specific provision ratio       0.31%      0.30%     0.38%     0.29%     0.37%

- Total specific provision       $133       $132      $172      $134      $178

(1)    total specific provision as a percentage of average loans and acceptances

[ROYAL BANK OF CANADA LOGO}            13             CDN GAAP    [LOGO CENTURA]




Also, our provisioning ratio has been relatively stable over the last three years.

                                                                RY'S PRIORITY #2
                                                        EXPANSION OUTSIDE CANADA
                                     U.S. PLATFORM - RECENT FOCUSED ACQUISITIONS


Personal &                   Insurance                   Wealth                    Corporate &
Commercial                                              Management                 Investment
 Banking                                                                           Banking
RBC Centura                  Liberty Life &                                           Teams in:
Personal & Commercial        Liberty Insurance                                     - Global equity
Banking                      Services                                                derivative
US$2.3 billion               Insurance                                             - High yield
                             US$580 million                                        - Energy
                                                                                   - Technology &
                                                                                     communications

Prism Financial              Genelco assets
Mortgage                     Insurance software and
Origination                  outsourcing
US$115 million


SFNB                                                                 RBC Dain Rauscher
Internet                                                             Corp.
Banking                                                              US$1.2 billion
US$20 million
                                                        Private Client                 Equity
                                                        Group & Fixed                  Capital
                                                        Income                         Markets

         - Centura acquisition expected to close in Royal Bank's Q3/01
         - Dain Rauscher acquisition closed on January 10, 2001
         - Liberty acquisition closed on November 1, 2000


[LOGO ROYAL BANK OF CANADA]            14                        [LOGO CENTURA]




Royal Bank's second priority is international expansion, largely in the U.S.

We're building an integrated U.S. platform through focused acquisitions in our various business lines.

We have in the U.S. now:

     - An Internet bank, Security First Network Bank;

     - A mortgage origination company with strong internet origination capabilities, Prism Financial;

     - Insurance operations acquired through Liberty Life;

     - Teams in targeted segments of investment banking;

     - With Dain Rauscher, which closed on January 10, significant full-service brokerage and greater capabilities in investment banking;

     - And now, with our announced acquisition of Centura Banks, Inc., we have the opportunity to expand in a line of business -- personal and commercial banking -- which accounts for about half of our total earnings and represents a core competency and competitive advantage for the bank.

I'll spend a few minutes now talking about the Centura acquisition.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA
                                                             TRANSACTION SUMMARY

- Exchange ratio                            - 1.684 RY shares for each CBC share


- Transaction structure                     - 100% stock exchange (tax-free to CBC
                                              shareholders)

                                            - Purchase accounting, with estimated
                                              goodwill of approximately US$1.4 billion,
                                              to be amortized over 20 years

                                            - 19.9% lock-up with break-up fee


- Expected closing                          - RY's fiscal quarter ending July 31, 2001


- Due diligence                             - Credit, financial, operational completed


- Required approvals                        - U.S. and Canadian regulatory approvals

                                            - Centura shareholders


- Board and management                      - Cecil Sewell appointed to RY Board

                                            - Significant roles for CBC management


- U.S. retail banking headquarters          - North Carolina


[LOGO ROYAL BANK OF CANADA]            15                        [LOGO CENTURA]




The transaction structure for Royal Bank's acquisition of Centura is a 100% tax-free stock exchange for Centura shareholders. The exchange ratio is 1.684 shares for each Centura share. The acquisition will be accounted for under the purchase method and estimated goodwill of approximately US$1.4 billion will be amortized over 20 years. There is a 19.9% lock-up with a break-up fee.

Consistent with our stated objective, the deal is expected to be accretive to cash EPS in year 2, that is 2002, with less than 1% dilution in 2001. On a GAAP EPS basis dilution is expected to be 2% in 2001, while our EPS growth objective of 10 to 15% for 2001 did not change as a result of the acquisition. These numbers assume the repurchase of 20% of the shares issued in the transaction by the end of the first full fiscal year, subject to approval of OSFI, the Canadian regulator. Bear in mind that in the U.S., FASB appears to be moving towards not amortizing goodwill, which would make our accrual EPS equal to our cash EPS, and hence accretive in year 2 on that basis.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA
                                                                       RATIONALE


Strategic Rationale

  -  Provides strong foothold in attractive high growth
     Southeastern U.S. markets

  - Leverages RY's retail banking expertise through an integrated U.S. platform

  -  Consistent with stated U.S. expansion strategy

  -  Further diversifies RY's revenue and earnings base


Low Execution Risk

  -  Consistent operating philosophies and cultures

  -  Strong combined management



[LOGO ROYAL BANK OF CANADA]            16                        [LOGO CENTURA]




The acquisition of Centura Banks, Inc., to be renamed RBC Centura Banks, Inc. after closing, was pursued for several reasons, including those outlined on this slide.

From a strategic standpoint, it's entirely consistent with our stated U.S. expansion strategy -- which is to expand in areas where we have a competitive advantage, to extend our core competencies and to make manageable-sized and not block buster acquisitions. This is a manageable-sized transaction.

The acquisition provides us a strong foothold in the attractive high growth Southeastern U.S. market.

The financial impact is good, and the management is knowledgeable about the local market, experienced at acquisitions, and shares a common philosophy and culture with us.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA
                                               FURTHER DIVERSIFIES RY'S EARNINGS



                          Cash net income contribution


                 2000                                Q1/01(1)


          - Canadian       71%                - Canadian       57%

          - International  29%                - International  43%
                                                               (Centura expected
                                                               to take this to
                                                               high 40s)



(1) excluding special items                                             US GAAP


[LOGO ROYAL BANK OF CANADA]            17                        [LOGO CENTURA]




This acquisition should also take our international cash earnings as a percentage of the total to the high 40s, from 43% for the first quarter of 2001 and 29% for the full year 2000.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA

                                                             OVERVIEW OF CENTURA


Centura provides RY a banking platform with an attractive geographic and demographic profile

                                    Overview


- 14th largest bank by deposits in the Southeastern U.S. with operations in NC, VA and SC

- Attractive demographic profile

  - High growth markets
  - High percentage of high net worth households
  - Significant urban market presence

- Full suite of financial services

  - Retail and commercial banking
  - Wealth management
  - Insurance



[LOGO ROYAL BANK OF CANADA]            18                        [LOGO CENTURA]




Centura operates in North and South Carolina and in Virginia, which are high growth markets. It offers a full suite of financial services, including retail and commercial banking, brokerage and insurance, with the majority of revenues coming from the banking side. It has 650,000 customers, over US$11 billion in assets, US$7 billion in deposits and more than 240 branches, including 28 in-store branches, and 250+ ATMs.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA

                                                             CENTURA'S FOOTPRINT



KEY DATA

- $11.5 billion in assets

- $7.7 billion in deposits

- 241 branches
  - 213 traditional
  - 28 in-store

- 3 regional insurance offices

- 254 ATMs

- 44 Series 7 Brokers

- $3.5 billion assets under mgmt

- 650,000 customers



                    [Graphic Showing Centura Branch Footprint]


As of December 31, 2000                              Key Cities (# of branches)


[LOGO ROYAL BANK OF CANADA]            19                        [LOGO CENTURA]




North Carolina features an attractive blend of metro, resort, and community markets that is mirrored in both Virginia and South Carolina. Centura is active in all of these markets, but it is important to point out Centura's positioning in the extremely vibrant markets around the Triangle region (Raleigh, Durham, Chapel Hill) and Charlotte in NC, and the Hampton Roads region (Norfolk, Virginia Beach) of VA.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA

                                                           HIGHER GROWTH MARKETS


CBC's underlying footprint exhibits superior demographics


Projected growth in #          Projected population        Projected growth in
    of households                     growth                 median household
                                                                  income


US    Southeast   CBC       US    Southeast   CBC       US    Southeast   CBC
--    ---------   ---       --    ---------   ---       --    ---------   ---

5.2%     7.2%     7.7%     4.2%      6.1%     7.0%     10.8%     11.4%   13.6%


          Source: SNL Securities - projected growth from 1999 to 2004
    CBC projections reflect its footprint in North Carolina, South Carolina and Virginia




[LOGO ROYAL BANK OF CANADA]            20                        [LOGO CENTURA]




Centura's overall footprint exhibits extremely promising demographics. Both projected household growth and projected population growth exceed the promising forecasts for the Southeast. Also, for the time period 1999 through 2004, growth in household income is projected to be 13.6% for Centura's footprint, which is more than 2% better than the projections for the Southeast and almost 3% better than the U.S. average for the same time period.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA
                                        CONSOLIDATE U.S. RETAIL BANKING PLATFORM


-    Integrate Security First Network Bank and Prism into RBC Centura

- Consolidate & centralize key administrative functions (treasury, risk management, marketing & sales, etc.)

-    Integrate back offices

-    Implement integrated branding

- Provides a platform for follow-on acquisitions permitting future large in-market synergies


[LOGO   ROYAL BANK OF CANADA]          21                     [LOGO CENTURA]




We are looking to integrate our U.S. internet bank, Security First Network Bank, and mortgage originator, Prism Financial, into RBC Centura.

We are also looking to consolidate and centralize key administrative functions such as treasury, risk management, marketing, sales and human resources, and integrate the back offices. These could lead to cost savings of as much as US$70 million over 3 years.

At the same time, we plan to implement an integrated branding strategy. Centura provides a platform for follow-on acquisitions permitting future large in-market synergies.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA
                           ENHANCE CENTURA'S FRANCHISE AND LEVERAGE RY STRENGTHS


   RY STRENGTHS                     TACTICS

- Investment and            - Introduce Account Manager
  financial advisory          Investment roles in selective
  capabilities                markets
                            - Introduce new deposit and
                              investment products

- Fee based revenue         - Promote increased sale of
                              selected fee based products
                                                                             -  Platform for Enhanced Revenue Growth
                            - Cross-sell Liberty and Prism
                              products

- Focus on small            - Enhance Small Business Credit
  business lending            Delivery with Canadian model

- Life cycle product        - Import RY's KBI lending
  capabilities for            expertise
  Knowledge Based           - Leverage RB Ventures and RBC
  Industries (KBI)            Dain Rauscher capabilities


[LOGO ROYAL BANK OF CANADA]            22                    [LOGO CENTURA]




We intend to leverage all of Royal Bank's strength we currently execute well on in Canada.

This would include assisting Centura with improving its investment and financial advisory capabilities, and introducing fee-based products to enhance revenue, through both Liberty and Prism Mortgage.

We plan to introduce and enhance small business lending practices and look to import Royal Bank's Knowledge Based Industries (KBI) expertise in selective markets.

                                                                RY'S PRIORITY #2
                                                  RY'S ACQUISITION OF CENTURA
                                         RY'S DEMONSTRATED CROSS-SELL CAPABILITY


- RY has demonstrated cross-sell capability in Canada:

                                                 Penetration of P&C
                                                banking customer base
                                                ---------------------
  -  Credit Cards                                        47%
  -  Creditor insurance on
     mortgages                                           67%
  -  Mutual funds                                        13%


- Growth in number of most profitable P&C banking
  customers over the past 2 years:                             13.5%
     - Increase in average profitability across
       this segment over past 2 years                          13.5%
     - Increase in average number of services
         held by this segment over past 2 years                13.3%


[LOGO ROYAL BANK OF CANADA]            23                    [LOGO CENTURA]




Here are some results of our cross-selling efforts. We've sold credit cards, mortgage life insurance and mutual funds to a good portion of the personal and commercial banking customer base. We've also, through our efforts, increased the number of our most profitable customers, their average profitability and the number of services held by them by over 13% in each case over the last 2 years.

I will now turn it over to Kel Landis, president of Centura Banks, Inc. He will discuss Centura's cross-sell capabilities and also touch on Centura's asset quality experience.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA
                                        CBC'S DEMONSTRATED CROSS-SELL CAPABILITY


Since 1997, Centura has been able to retain its most profitable customers while "moving" a significant number of Level 5 customers into profitable segments.


                   Level 1     Level 2     Level 3     Level 4     Level 5
                   -------     -------     -------     -------     -------

  - 1997             6%          12%         31%         24%         27%

  - 2000             8%          16%         32%         25%         19%

(*) Numbers equal percentage of total households



[LOGO ROYAL BANK OF CANADA]            24                    [LOGO CENTURA]




Thank you Jim.

Centura also has a history of keeping detailed customer information and leveraging this information to increase profitability. As you can see, in the past 3 years Centura has been able to increase its overall percentage of "Level 1" customers (the most profitable), while moving a large number of "Level 5" customers (the least profitable) into profitable segments.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA
                                        CBC'S DEMONSTRATED CROSS-SELL CAPABILITY

Since 1997, Centura has increased its per household profitability by 30% to $49.64.


                            1997       1998       1999       2000
                            ----       ----       ----       ----

- $ per household          $38.24     $43.27     $46.22     $49.64


[LOGO ROYAL BANK OF CANADA]            25                    [LOGO CENTURA]




Further addressing Centura's focus on knowledge based banking and cross-sell capabilities, per household profitability has increased approximately 30% since 1997. At year-end 2000, Centura had an average profit per household of $49.64.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA
                                               CBC'S STABLE ASSET QUALITY RATIOS

Annual net charge-offs(*)                           Annual nonperforming assets


                       '97     '98     '99       '00                              '97     '98     '99     '00
                      -----   -----   -----     -----                            -----   -----   -----   -----
- % of average loans  0.25%   0.26%   0.35%(*)  0.30%      - % of average loans  0.65%   0.67%   0.48%   0.71%

Centura has approximately US$100 million in syndicated loans - approximately 1% of the total loan portfolio.

(*)  Charge-offs have been relatively low excluding the Pluma
     (non-performing textile account) charge in 1999. The
     1999 net charge-off ratio equals 0.35%, or 0.51% including the Pluma charge.


[LOGO ROYAL BANK OF CANADA]            26                    [LOGO CENTURA]




In addition to the previously mentioned factors, Centura is also an attractive U.S. platform for Royal Bank due to its stable credit practices. Aside from a single large charge-off in 1999, Centura has kept both charge-offs and non-performing assets at relatively low levels in recent years.

Now back to you Jim.

                                                                RY'S PRIORITY #2
                                                     RY'S ACQUISITION OF CENTURA
                                                      STRONG COMBINED MANAGEMENT

-   New management roles already determined

     - Cecil Sewell (Centura's Chairman & CEO) to become non-executive Chairman of RBC Centura Banks, Inc. and to join RY board

     -    Kel Landis (President of Centura) to become CEO of RBC Centura Banks,
          Inc.

-    Incentive and retention plans in place to ensure successful transaction

- Structure enables effective leverage of RY/CBC franchise strengths and successful integration

-    Both management teams have extensive acquisition and integration experience


[LOGO ROYAL BANK OF CANADA]            27                    [LOGO CENTURA]




Thank you Kel.

Finally, we feel that RBC Centura Banks, Inc. will have a very strong combined management team, with extensive acquisition experience to ensure a successful integration.

                                                                RY'S PRIORITY #3
                                                     GROW HIGH-RETURN BUSINESSES

- Primary focus on wealth management and personal/commercial sector, but all segments have selected businesses for priority growth

- Continue to identify business lines warranting special attention (for example Transaction Processing segment created in 2000 and Insurance in Q1/01)

[LOGO ROYAL BANK OF CANADA]          28                           [LOGO CENTURA]




Royal Bank's third priority is to grow high-return, high P/E multiple businesses.

Royal Bank's primary focus for growth is wealth management and the personal/commercial sector, but all the business groups have selected segments for priority growth.

We will continue to identify business lines warranting special attention, such as the processing businesses, which were brought together in a separate segment in 2000 and the Insurance business, which became a new reporting platform this quarter.

At the same time, lower performing business lines will continue to be re-structured or sold. For example, we sold our Group Retirement Services unit earlier this year and our commercial card business to US Bancorp last year. We will also continue to outsource activities that do not represent core competencies, as we announced with the outsourcing of our banking machines to NCR during our first quarter 2001.

                                                                RY'S PRIORITY #4
                                                            eBUSINESS LEADERSHIP
                                                            eBUSINESS OBJECTIVES

- Objective to be leading eBusiness financial institution in Canada, with strong link to the US

- Each business segment has eBusiness leadership mandate on a sound financial basis


[LOGO ROYAL BANK OF CANADA]          29                           [LOGO CENTURA]




Royal Bank's fourth priority is to be the leading eBusiness financial institution in Canada, with a strong link to the U.S. Each of our business platforms has a mandate to achieve eBusiness leadership on a sound financial basis.

                                                                      CONCLUSION
                                                     STRENGTH, BALANCE AND FOCUS


-        Strong market, financial and asset quality positions

-        Well-diversified business and geographic base

-        Focused North American strategy

-        Strong and deep management team

[LOGO ROYAL BANK OF CANADA]          30                           [LOGO CENTURA]




In conclusion, with a strong market position, a well-diversified business and geographic base, a strong and balanced risk profile and a focused North American strategy, we're aiming for solid future growth and top quartile financial performance.

Thank you for your time and now let's open the floor to questions.

                                                                          NOTICE


Royal Bank of Canada has filed a registration statement and Centura Banks, Inc. has filed a prospectus/proxy statement and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Royal Bank and Centura are available free of charge from each company's Investor Relations department.

[LOGO ROYAL BANK OF CANADA]          31                           [LOGO CENTURA]

                                                                        APPENDIX
                                                     CBC FINANCIAL HIGHLIGHTS(1)


(US$ millions, except for % and                                                                       1996-
per share data)                                                                                       2000
                                     1996         1997         1998         1999         2000         CAGR
                                   --------     --------     --------     --------     --------     --------
Net interest income (taxable
equivalent basis)                  $    333     $    366     $    404     $    431     $    430          6.6%
Non-interest income                $    108     $    128     $    158     $    171     $    146          7.9%
Non-interest expenses              $    288     $    302     $    344     $    352     $    379          7.1%
Net income(2)                      $     84     $    108     $    125     $    136     $    135         12.7%
Earnings per share (diluted)(2)    $   2.14     $   2.74     $   3.10     $   3.37     $   3.37         12.0%

Return on average equity(2)           13.4%        15.5%        15.6%        15.7%        15.1%          N/A
Book value per share               $  17.08     $  18.97     $  21.17     $  21.77     $  24.26          9.2%
Gross Loans                        $  5,518     $  6,279     $  7,056     $  7,442     $  7,672          8.6%
Total Deposits                     $  6,506     $  7,328     $  7,702     $  7,897     $  7,707          4.3%
Assets                             $  8,499     $  9,757     $ 10,919     $ 11,387     $ 11,482          7.8%
Total shareholders' equity         $    652     $    735     $    839     $    860     $    956         10.0%

(1) Historical financial highlights reflect the accounting for the pooling of interests of the Triangle acquisition which closed in CBC's Q1/00

(2) Excluding special items (see chart 5) of US$35.8 million after-tax in 2000, US$5.5 million after-tax in 1999, US$2.9 million after-tax in 1998 and US$1.7 million after-tax in 1997


[LOGO ROYAL BANK OF CANADA]          32                           [LOGO CENTURA]

                                                                        APPENDIX
                                                         RY FINANCIAL HIGHLIGHTS


                          2000 financial highlights(1)
                         (US$ millions, except for EPS)

- Gross revenue                                            $   8,128
- Net income after-tax                                     $   1,497
- Earnings per share (diluted)                             $    2.31
- Return on common equity                                      19.3%
- Loans                                                    $ 113,794
- Assets                                                   $ 199,399

                        Business segments

Description                                     NIAT          ROE
-----------                                     -----        -----
Personal & Commercial Financial Services        $ 826         21.3%
Wealth Management                               $ 280         47.8%
Corporate & Investment Banking                  $ 340         20.8%
Transaction Processing                          $  91         32.2%
Other                                           $ (40)        (3.7)%

(1)      Cdn. $1.00 = US$ 0.678 for 12 months ended 10/31/00 and Cdn. $1.00 =
         US$ 0.6563 at 10/31/00

                                             US GAAP


[LOGO ROYAL BANK OF CANADA]          33                           [LOGO CENTURA]